SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated March 2, 2022 announcing results for the quarter and year ended December 31, 2021
●	Fourth quarter and full year 2021 earnings call presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2022
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Results for the Fourth Quarter and Full Year 2021

Highest quarterly revenues since 2018 and record quarterly Adjusted EBITDA

LONDON, March 2, 2022 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading producer globally of silicon metal, silicon-based and manganese-based specialty alloys, today announced results for the fourth quarter and the full year 2021.

BUSINESS HIGHLIGHTS

●	Revenue growth in the fourth quarter was driven by strong fundamentals across all three product categories, which is expected to further fuel performance in 2022
●	Tightness in the market is driving pricing to unprecedented levels, primarily silicon metal and ferrosilicon
●	Yearly fixed price contracts in silicon metal have expired at year-end 2021, driving a step-change in realized prices in Q1 due to higher market prices and heavier weighting towards index-based contracts
●	Outperformed 2021 targets set in turnaround plan with momentum into 2022; repositioning the Company to deliver stronger results through the cycle

FINANCIAL HIGHLIGHTS

●	Q4 2021 sales were $569.8 million, up 33% from $429.2 million in the prior quarter
●	Record Adjusted EBITDA of $92.8 million in Q4, up 146.9% from $37.6 million in the prior quarter
●	Adjusted EBITDA margin in Q4 was 16.3%, an increase from 8.8% in Q3
●	Returned to profitability in Q4 with profit attributable to the parent of $66.3 million, compared to a loss of ($96.6 million) in Q3
●	Returned to positive free cash flow, generating $14.2 million of free cash-flow in the fourth quarter, up from negative $42.9 million in the prior quarter
●	Improved liquidity with total cash of $116.7 million in Q4, up $21.6 million from the prior quarter

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “The past year represented an important inflection point for the company as we made significant progress in improving the business operationally and financially, all with the objective of creating a company that can remain competitive through the cycle.  The acceleration of performance in Q4 highlights strong momentum across all of our core product categories driving significant top line growth, well ahead of the lingering headwinds caused by energy and other inflation related costs.  This market backdrop, coupled with the resetting of our silicon metal contracts, is expected to help fuel a further acceleration in our overall performance into 2022”.

“While the current pricing environment is one that benefits Ferroglobe in the near-term, we are not counting solely on elevated prices to drive value creation for our stakeholders.  Our comprehensive turnaround plan, which was implemented in 2021, is running ahead of schedule and exceeding our stated targets.  While we have made great progress to date, we continue to work towards improving our overall competitiveness in the market”, concluded Dr. Levi.

Fourth Quarter and Full Year 2021 Financial Highlights

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
$,000 (unaudited)	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Sales	$569,771	$429,210	$320,535	$1,778,908	$1,144,434
Cost of sales	$(371,519)	$(295,273)	$(272,603)	$(1,184,896)	$(835,486)
Operating profit (loss)	$64,860	$11,260	$(91,343)	$40,361	$(184,350)
Operating margin	11.4%	2.6%	(28.5)%	2.3%	(16.1)%
Adjusted net income (loss) attributable to the parent	$45,922	$(64,214)	$(40,563)	$(33,502)	$(98,671)
Adjusted diluted EPS	$0.23	$(0.36)	$(0.23)	$(0.18)	$(0.59)
Adjusted EBITDA	$92,825	$37,592	$5,483	$186,575	$32,510
Adjusted EBITDA margin	16.3%	8.8%	1.7%	10.5%	2.8%
Operating cash flow	$21,707	$(34,677)	$3,527	$(1,341)	$154,268
Free cash flow[1]	$14,249	$(42,845)	$(10,680)	$(25,189)	$122,328

Working Capital	$464,870	$395,867	$339,610	$464,870	$339,610
Working Capital as % of Sales[2]	20.4%	23.1%	26.5%	26.1%	29.7%
Cash and Restricted Cash	$116,663	$95,043	$131,557	$116,663	$131,557
Adjusted Gross Debt[3]	$507,711	$499,270	$455,110	$507,711	$455,110
Equity	$335,068	$281,910	$365,719	$335,068	$365,719
(1)	Free cash flow is calculated as operating cash flow plus investing cash flow
(2)	Working capital based on annualized quarterly sales respectively
(3)	Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16 at Dec. 31, 2021 & Dec. 31, 2020

Sales

In the fourth quarter of 2021, Ferroglobe reported net sales of $569.8 million, up 33% over the prior quarter and up 78% over the year-ago period.  For the full year 2021, sales of $1.78 billion were 55.4% higher than the full year 2020 sales of $1.14 billion.  The improvement in both our quarter and annual results is attributable to higher shipments and higher realized prices across the product portfolio.

Cost of Sales

Cost of sales was $371.5 million in Q4 2021 versus $295.3 million in the prior quarter and $272.6 million in the fourth quarter of 2020.  Cost of sales as a percentage of sales was 65.2% in the fourth quarter of 2021 versus 68.8% in the prior quarter. The improvement in the cost of sales in Q4 was primarily driven by improved utilization of our asset base, reallocation of orders to optimize economics, stronger operational performance at the furnace level, and continued cost cutting.  These costs were partially offset by continued headwinds, particularly higher energy costs in Spain, which increased $25.9 million over the third quarter.  For the full year 2021, cost of sales as a percentage of sales was 66.6%, compared to 73.0% during full year 2020.

Net Income (Loss) Attributable to the Parent

In Q4 2021, net profit attributable to the Parent was $66.3 million, or $0.35 per diluted share, compared to a net loss attributable to the Parent of ($96.6) million, or ($0.54) per diluted share in Q3 2021.  For the full year 2021, net loss attributable to the Parent was ($95.7) million, or ($0.54) per diluted share, compared to a net loss attributable to the Parent of ($246.4) million during the full year 2020.   During Q3 2021 we had significant one-time costs ($90.8) million relating to the refinancing of the senior notes.

Adjusted EBITDA

In Q4 2021, adjusted EBITDA was $92.8 million, or 16.3% of sales, up 146.8% compared to adjusted EBITDA of $37.6 million, or 8.8% of sales in Q3 2021. The increase in the Q4 2021 Adjusted EBITDA is attributable to volumes ($7.9 million) and higher realized prices ($89.6) million.  Costs had an adverse impact of ($30.6) million, primarily attributable to higher energy costs ($26.0 million), of which $25.9 million were in Spain, higher raw material prices ($5.7 million), the CO2 accrual ($5.5 million), and lower fixed cost absorption in Spain ($1.6 million).  Partially offsetting these costs was a positive impact of the pension plan in France ($3.9 million), proceeds from the sale of the Niagara facility ($1.4 million), and asset disposals ($0.3 million).  Furthermore, there was an adverse impact of ($10.5 million) relating to overhead expense.  This is due to a bonus accrual charge of ($8.0 million) and an accounting accrual relating to audit charges totaling ($2.0 million).

For the full year 2021, Adjusted EBITDA was $186.6 million, or 10.5% of sales, compared to Adjusted EBITDA of $32.5 million, or 2.8% of sales, for the full year 2020.

Total Cash

The total cash balance was $116.7 million as of December 31, 2021, up $21.6 million, from $95.1 million as of September 30, 2021.  The total cash balance was $131.6 million as of December 31, 2020.

During Q4 2021, we generated positive operating cash flow of $21.7 million; had cash flows from investing activities of negative $7.5 million, and had cash flow from financing activities of $7.4 million.  Total net cash flow for the period was $21.6 million.

Total Working Capital

Total working capital was $464.9 million in the fourth quarter of 2021, increasing from $395.9 million at September 30, 2021.  The $69.0 million increase in working capital was impacted by a $11 million increase in inventory and a $83.4 million increase in accounts receivable as a result of higher sales.  On a relative basis, our working capital as a percentage of sales was 20.4% during the fourth quarter, compared to 23.1% during the prior quarter and 29.7% at the end of 2020.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “We ended the year on a strong note, with revenue growing 33% and record setting Adjusted EBITDA increasing by 147%, sequentially.  While we continue to be impacted by the high energy costs in Spain and inflationary impact on other costs, we partially offset this by enhancing operational efficiencies and through our cost cutting measures, resulting in a significant improvement in margins.  Furthermore, we were able to improve our liquidity from cash generated in the business during this quarter.”

Mrs. Garcia-Cos continued, “2021 was marked by a number of one-off events which consumed a significant amount of cash.  With these now behind us, coupled with more efficient working capital management, we are well positioned to accelerate our cash generation.  Going forward, we will look to deleverage the balance sheet, reducing overall gross debt and investing in our asset base to a normalized level of approximately $75 million per annum.  We think these are critical areas of focus on to ensure the long-term competitiveness of our company and to provide a healthy level of performance throughout the cycle.”

Product Category Highlights

Silicon Metal

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended	Twelve Months Ended
	December 31, 2021	September 30, 2021	Change	December 31, 2020	Change	December 31, 2021	December 31, 2020	Change
Shipments in metric tons:	63,681	61,713	3.2%	54,912	16.0%	253,991	207,332	22.5%
Average selling price ($/MT):	2,944	2,467	19.3%	2,260	30.3%	2,511	2,234	12.4%

Silicon Metal Revenue ($,000)	187,477	152,218		124,089		637,695	463,217
Silicon Metal Adj.EBITDA ($,000)	32,501	11,428		1,950		72,346	27,365

Silicon metal revenue in the fourth quarter was $187.5 million, an increase of 23.2% over the prior quarter.  Total shipments of silicon metal increased 3.2%, primarily as a result of continued strength in chemicals and to a lesser extent, the aluminum market in Europe which continues to lag due to continued supply chain issues.  Overall tightness in the market, attributable to strong end market demand and ongoing reforms in China, propelled U.S. and European index prices to unprecedented levels during the fourth quarter.  Adjusted EBITDA for silicon metal increased to $32.5 million during the fourth quarter, up 184.4% from $11.4 million the prior quarter.

Silicon-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended	Twelve Months Ended
	December 31, 2021	September 30, 2021	Change	December 31, 2020	Change	December 31, 2021	December 31, 2020	Change
Shipments in metric tons:	60,078	55,863	7.5%	57,351	4.8%	242,766	200,212	21.3%
Average selling price ($/MT):	2,770	1,992	39.1%	1,528	81.3%	2,058	1,515	35.8%

Silicon-based Alloys Revenue ($,000)	166,439	111,256		87,614		499,584	303,265
Silicon-based Alloys Adj.EBITDA ($,000)	51,174	8,375		7,086		81,022	11,664

Silicon-based alloy revenue in the fourth quarter was $166.4 million, an increase of 49.6% over the prior quarter.  Total shipments increased 7.5% due to the continued recovery in global steel production.  Strong demand for ferrosilicon, coupled with low levels of inventory, sent the index higher in the US and Europe, contributing significantly to the 39.1% increase in average realized prices across silicon-based alloy during the fourth quarter. Adjusted EBITDA for the silicon-based alloys portfolio increased to $51.17 million, up 511.0% from $8.4 million the prior quarter.

Manganese-Based Alloys

	Quarter Ended	Quarter Ended		Quarter Ended		Twelve Months Ended	Twelve Months Ended
	December 31, 2021	September 30, 2021	Change	December 31, 2020	Change	December 31, 2021	December 31, 2020	Change
Shipments in metric tons:	97,053	76,454	26.9%	78,611	23.5%	314,439	261,605	20.2%
Average selling price ($/MT):	1,720	1,574	9.3%	1,031	66.8%	1,492	1,022	46.0%

Manganese-based Alloys Revenue ($,000)	166,953	120,347		81,076		469,138	267,469
Manganese-based Alloys Adj.EBITDA ($,000)	28,620	22,494		(108)		76,950	13,159

Manganese-based alloy revenue in the fourth quarter was $166.9 million, an increase of 38.7% over the prior quarter.  Total shipments increased 26.9% due to continued recovery in global steel production, and some seasonal spillover of orders from the third quarter.  During the quarter, Adjusted EBITDA from our manganese-based alloys portfolio was $28.6 million, up 27.2% over the prior quarter.  In addition to the pricing and volume improvement, there was also a shift in the overall product mix which contributed to the quarterly results.

COVID-19

COVID-19 has been and continues to be a complex and evolving situation, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, at various times and to varying degrees, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation; limitations on the size of in-person gatherings, restrictions on freight transportations, closures of, or occupancy or other operating limitations on work facilities, and quarantines and lock-downs.

As a result of this pandemic and the strict confinement and other public health measures taken around the world, the demand for our products in the second and third quarters of 2020 was reduced significantly compared with the first and fourth quarters of the year. During the fourth quarter of 2020, demand level for our products increased to levels similar to those prior to the outbreak. Throughout 2021, demand for our products has increased even further than in the fourth quarter of 2020; however, COVID-19 has negatively impacted, and will in the future negatively impact to an extent we are unable to predict, our revenues.

Subsequent events

On February 15, 2022, the Company announced that the Spanish Fund for supporting strategic companies, on a proposal of the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, has approved €34.5 million in loans to Grupo Ferroatlántica, S.A.U. and Grupo Ferroátlantica de Servicios, S.L.U., wholly owned subsidiaries of the Company.  These loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic.

The €34.5M is expected to be funded using a dual-tranche loan, with €17.25M maturing in February 2025 and €17.25M maturing in June 2025.  €16.9M of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6M is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the result before taxes of the Beneficiaries is positive.  The loans are guaranteed by the Company and certain of its subsidiaries.  The loans are guaranteed by the Company and certain of its subsidiaries.

Trading Update

Ferroglobe’s estimated unaudited Adjusted EBITDA for January 2022 is approximately $74 million.

Ferroglobe’s portfolio of products benefited from a strong pricing environment in January, particularly with the reset of silicon metal contracts.  On the cost side, the business continues to face a number of uncertainties, some of which have been ongoing headwinds for several quarters, such as the high cost and volatility of energy in Spain and inflation across other inputs.

Other emerging developments, such as those stemming from the conflict in Ukraine, could also impact our operations.  Russia and Ukraine are meaningful producers of silicon metal, ferroalloys and manganese based alloys, and are also significant suppliers of raw materials for our business and industry.  The inability of Russian and Ukrainian producers to meet their customer obligations could potentially create tightness in the market in the immediate term.  Likewise, we rely on a number of inputs from Russia and the CIS region, including metcoke, anthracite and carbon and graphite electrodes.  Our inability to procure these material can adversely impact our operations.

Management continually tracks developments in the nascent conflict in Ukraine and is committed to actively managing our response to potential distributions to the business, but can provide no assurance that the conflict in Ukraine or other ongoing headwinds will not have a material adverse effect on our business, operations and financial results.  Investors should also consider the risk factors and other disclosures in our annual reports on Form 20-F and other filings with the US Securities and Exchange Commission.

Conference Call

Ferroglobe management will review the fourth quarter and full year 2021 results during a conference call at 08:30 a.m. U.S Eastern Standard Time on March 3, 2022.

The dial-in number for participants in the United States is + 1 877-870-9135 (conference ID: 7689183). International callers should dial + 44 (0)-2071-928338 (conference ID: 7689183). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at  https://edge.media-server.com/mmc/p/w3fff64p

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarised, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information.Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital and net debt, are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta
Executive Vice President – Investor Relations
Email:   investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Sales	$569,771	$429,210	$320,535	$1,778,908	$1,144,434
Cost of sales	(371,519)	(295,273)	(272,603)	(1,184,896)	(835,486)
Other operating income	39,619	31,447	8,100	110,085	33,627
Staff costs	(72,068)	(50,386)	(54,444)	(280,917)	(214,782)
Other operating expense	(79,770)	(79,785)	(29,143)	(289,564)	(132,059)
Depreciation and amortization charges, operating allowances and write-downs	(24,549)	(23,971)	(25,538)	(97,328)	(108,189)
Impairment gain (loss)	2,227	(363)	(39,074)	1,867	(73,344)
Other gain	1,149	381	824	2,206	1,449
Operating profit (loss)	64,860	11,260	(91,343)	40,361	(184,350)
Net finance expense	(12,445)	(103,379)	(19,630)	(142,865)	(66,791)
Financial derivatives gain	—	—	—	—	3,168
Exchange differences	9,874	(6,180)	7,327	(2,384)	25,553
Profit (loss) before tax	62,289	(98,299)	(103,646)	(104,888)	(222,420)
Income tax benefit (loss)	2,789	680	(36,185)	4,562	(21,939)
(Loss) profit for the period from continuing operations	65,078	(97,619)	(139,831)	(100,326)	(244,359)
Loss for the period from discontinued operations	—	—	—	—	(5,399)
Profit (loss) for the period	65,078	(97,619)	(139,831)	(100,326)	(249,758)
Loss attributable to non-controlling interest	1,242	1,023	781	4,580	3,419
Profit (loss) attributable to the parent	$66,320	$(96,596)	$(139,050)	$(95,746)	$(246,339)

EBITDA	$89,409	$35,231	$(65,805)	$137,689	$(76,161)
Adjusted EBITDA	$92,825	$37,592	$5,483	$186,575	$32,510

Weighted average shares outstanding
Basic	187,358	179,849	169,262	176,508	169,269
Diluted	188,587	179,849	169,262	176,508	169,269

Profit (loss) per ordinary share
Basic	$0.35	$(0.54)	$(0.82)	$(0.54)	$(1.46)
Diluted	$0.35	$(0.54)	$(0.82)	$(0.54)	$(1.46)

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	December 31,	September 30,	December 31
	2021	2021	2020
ASSETS
Non-current assets
Goodwill	$29,702	$29,702	$29,702
Other intangible assets	101,790	89,698	20,756
Property, plant and equipment	555,485	567,876	620,034
Other non-current financial assets	4,091	5,198	5,057
Deferred tax assets	7,010	150	—
Non-current receivables from related parties	1,699	2,316	2,454
Other non-current assets	18,734	17,916	11,904
Non-current restricted cash and cash equivalents	2,272	—	—
Total non-current assets	720,783	712,856	689,907
Current assets
Inventories	289,797	284,488	246,549
Trade and other receivables	381,073	305,453	242,262
Current receivables from related parties	2,841	3,025	3,076
Current income tax assets	7,660	8,195	12,072
Other current financial assets	104	903	1,008
Other current assets	8,408	10,352	20,714
Current restricted cash and cash equivalents	—	5,996	28,843
Cash and cash equivalents	114,391	89,047	102,714
Total current assets	804,274	707,459	657,238
Total assets	$1,525,057	$1,420,315	$1,347,145

EQUITY AND LIABILITIES
Equity	$335,068	$281,910	$365,719
Non-current liabilities
Deferred income	895	16,275	620
Provisions	60,958	98,607	108,487
Bank borrowings	3,670	3,998	5,277
Lease liabilities	9,968	11,199	13,994
Debt instruments	404,938	405,171	346,620
Other financial liabilities	36,843	37,630	29,094
Other non-current liabilities	37,506	13,035	16,767
Deferred tax liabilities	25,145	22,868	27,781
Total non-current liabilities	579,923	608,783	548,640
Current liabilities
Provisions	137,625	109,552	55,296
Bank borrowings	95,297	86,262	102,330
Lease liabilities	8,390	9,255	8,542
Debt instruments	35,359	25,822	10,888
Other financial liabilities	24,087	24,155	34,802
Payables to related parties	9,545	9,079	3,196
Trade and other payables	206,000	194,074	149,201
Current income tax liabilities	1,775	1,464	2,538
Other current liabilities	91,988	69,959	65,993
Total current liabilities	610,066	529,622	432,786
Total equity and liabilities	$1,525,057	$1,420,315	$1,347,145

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cash flows from operating activities:
Profit (loss) for the period	$65,078	$(97,619)	$(139,831)	$(100,326)	$(249,758)
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(2,789)	(680)	36,185	(4,562)	21,939
Depreciation and amortization charges, operating allowances and write-downs	24,549	23,971	25,538	97,328	108,189
Net finance expense	12,445	103,379	19,630	142,865	66,791
Financial derivatives loss (gain)	—	—	—	—	(3,168)
Exchange differences	(9,874)	6,180	(7,327)	2,384	(25,553)
Impairment losses	(2,227)	363	39,074	(1,867)	73,344
Net loss (gain) due to changes in the value of asset	(70)	(424)	158	(758)	—
Bargain purchase gain	—	—	—	—	—
Gain on disposal of discontinued operation	—	—	—	—	5,399
Gain on disposal of non-current assets	—	—	—	(351)	—
Share-based compensation	1,464	1,269	347	3,627	2,017
Other adjustments	(1,080)	43	(8,932)	(1,097)	(1,450)
Changes in operating assets and liabilities				—	—
(Increase) decrease in inventories	(11,137)	(51,835)	3,725	(60,296)	114,585
(Increase) decrease in trade receivables	(83,434)	(27,683)	(4,731)	(161,434)	71,034
Increase (decrease) in trade payables	12,908	9,138	(20,359)	64,382	(55,405)
Other	18,792	(1,138)	60,683	22,558	14,473
Income taxes paid	(2,918)	359	(633)	(3,794)	11,831
Interest paid	—	—	—	—	—
Net cash provided (used) by operating activities	21,707	(34,677)	3,527	(1,341)	154,268
Cash flows from investing activities:
Interest and finance income received	23	21	13	207	630
Payments due to investments:				—
Acquisition of subsidiary	—	—	—	—	—
Other intangible assets	—	—	(2,654)	—	(2,654)
Property, plant and equipment	(10,480)	(8,189)	(11,861)	(27,597)	(30,257)
Other	—	—	—	—	—
Disposals:				—	—
Disposal of subsidiaries	—	—	—	—	—
Other non-current assets	1,376	—	295	1,919	341
Other	1,623	—	—	1,623	—
Net cash (used) provided by investing activities	(7,458)	(8,168)	(14,207)	(23,848)	(31,940)
Cash flows from financing activities:
Dividends paid	—	—	—	—	—
Payment for debt and equity issuance costs	—	(26,064)	(2,077)	(43,755)	(4,540)
Proceeds from equity issuance	—	40,000	—	40,000	—
Proceeds from debt issuance	—	20,000		60,000
Increase/(decrease) in bank borrowings:				—	—
Borrowings	221,587	159,861	169,571	659,083	177,593
Payments	(210,902)	(158,118)	(161,936)	(671,467)	(235,296)
Proceeds from stock option exercises	—	—	—	—	—
Amounts paid due to leases	(2,617)	(2,602)	(2,973)	(11,232)	(10,315)
Other amounts received/(paid) due to financing activities	—	—	(6,471)	—	(2,863)
Payments to acquire or redeem own shares	—	—	—	—	—
Interest paid	(704)	(1,125)	(827)	(22,177)	(37,912)
Net cash (used) provided by financing activities	7,364	31,952	(4,713)	10,452	(113,333)
Total net cash flows for the period	21,613	(10,893)	(15,393)	(14,737)	8,995
Beginning balance of cash and cash equivalents	95,043	106,089	147,425	131,557	123,175
Exchange differences on cash and cash equivalents in foreign currencies	7	(153)	(475)	(157)	(613)
Ending balance of cash and cash equivalents	$116,663	$95,043	$131,557	$116,663	$131,557
Cash from continuing operations	114,391	89,047	102,714	114,391	102,714
Current/Non-current restricted cash and cash equivalents	2,272	5,996	28,843	2,272	28,843
Cash and restricted cash in the statement of financial position	$116,663	$95,043	$131,557	$116,663	$131,557

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Profit (loss) attributable to the parent	$66,320	$(96,596)	$(139,050)	$(95,746)	$(246,339)
Profit (loss) for the period from discontinued operations	—	—	—	—	5,399
Profit (loss) attributable to non-controlling interest	(1,242)	(1,023)	(781)	(4,580)	(3,419)
Income tax (benefit) expense	(2,789)	(680)	36,185	(4,562)	21,939
Net finance expense	12,445	103,379	19,630	142,865	66,791
Financial derivatives loss (gain)	—	—	—	—	(3,168)
Exchange differences	(9,874)	6,180	(7,327)	2,384	(25,553)
Depreciation and amortization charges, operating allowances and write-downs	24,549	23,971	25,538	97,328	108,189
EBITDA	89,409	35,231	(65,805)	137,689	(76,161)
Impairment	(2,227)	363	39,074	(1,867)	73,344
Restructuring and termination costs	455	(9,960)	3,772	27,368	3,770
New strategy implementation	5,188	11,273	—	22,700	—
Energy: France	—	—	—	—	70
Staff Costs: South Africa	—	—	—	—	158
Other Idling Costs	—	—	—	—	2,887
Pension Plan buyout	—	685	—	685
Provision Ithaka	—	—	28,442	—	28,442
Adjusted EBITDA	$92,825	$37,592	$5,483	$186,575	$32,510

Adjusted profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Profit (loss) attributable to the parent	$66,320	$(96,596)	$(139,050)	$(95,746)	$(246,339)
Tax rate adjustment	(22,721)	30,776	69,352	29,002	93,112
Impairment	(1,514)	247	26,570	(1,270)	49,874
Restructuring and termination costs	309	(6,773)	2,565	18,610	2,564
New strategy implementation	3,528	7,666	—	15,436	—
Energy: France	—	—	—	—	48
Energy: South Africa	—	—	—	—	—
Staff Costs: South Africa	—	—	—	—	107
Other Idling Costs	—	—	—	—	1,963
Tolling agreement	—	—	—	—	—
Bargain purchase gain	—	—	—	—	—
Gain on sale of hydro plant assets	—	—	—	—	—
Share-based compensation	—	—	—	—	—
Pension Plan buyout	—	466		466
Adjusted profit (loss) attributable to the parent	$45,922	$(64,214)	$(40,563)	$(33,502)	$(98,671)

Adjusted diluted profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended	Year Ended
	December 31, 2021	September 30, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Diluted profit (loss) per ordinary share	$0.35	$(0.54)	$(0.82)	$(0.54)	$(1.46)
Tax rate adjustment	(0.13)	0.18	0.41	0.17	0.55
Impairment	(0.01)	0.00	0.16	(0.01)	0.29
Restructuring and termination costs	0.00	(0.04)	0.02	0.11	0.02
New strategy implementation	0.02	0.04	—	0.09	—
Energy: France	—	—	—	—	0.00
Staff Costs: South Africa	—	—	—	—	0.00
Other Idling Costs	—	—	—	—	0.01
Restructuring and termination costs	—	—	—	—	—
Tolling agreement	—	—	—	—	—
Bargain purchase gain	—	—	—	—	—
Gain on sale of hydro plant assets	—	—	—	—	—
Share-based compensation	—	—	—	—	—
Pension Plan buyout	—	0.00	—	0.00	—
Adjusted diluted profit (loss) per ordinary share	$0.23	$(0.36)	$(0.23)	$(0.18)	$(0.59)

Advancing Materials Innovation NASDAQ: GSM Fourth Quarter and Full Year 2021 March 3, 2022 1

Forward-Looking Statements and non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are not limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. Adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated March 2, 2022 accompanying this presentation, which is incorporated by reference herein.

TABLE OF CONTENTS Q4 2021 Business Review Q4 2021 Financial Review Trading Update Appendix ─ Supplemental Information

I. Q4 Business Review

OPENING REMARKS 5 BUSINESS HIGHLIGHTS Revenue growth in the fourth quarter was driven by strong fundamentals across all three product categories, which is expected to further fuel performance in 2022 Tightness in the market is driving pricing to unprecedented levels, primarily silicon metal and ferrosilicon Yearly fixed price contracts in silicon metal have expired at year-end 2021, driving a step-change in realized prices in Q1 due to higher market prices and heavier weighting towards index-based contracts Outperformed 2021 targets set in turnaround plan with momentum into 2022; repositioning the Company to deliver stronger results through the cycle FINANCIAL HIGHLIGHTS Q4 2021 sales were $569.8 million, up 33% from $429.2 million in the prior quarter Record Adjusted EBITDA of $92.8 million in Q4, up 146.9% from $37.6 million in the prior quarter Adjusted EBITDA margin in Q4 was 16.3%, an increase from 8.8% in Q3 Returned to profitability in Q4 with profit attributable to the parent of $66.3 million, compared to a loss of ($96.6 million) in Q3 Returned to positive free cash flow, generating $14.2 million of free cash-glow in the fourth quarter, up from negative $42.9 million in the prior quarter Improved liquidity with total cash of $116.7 million in Q4, up $21.6 million from the prior quarter

PRODUCT CATEGORY SNAPSHOT Silicon Metal 6 Volume trends Sequential quarters EBITDA evolution ($m) Index pricing trends ($/mt) Avg. realized price (non-JV shipments) up 23% in Q4 due to successful pass-through of higher energy costs Volumes increased by 3.2% supported by strong demand from the chemical industry; continued logistical bottlenecks, restart of Selma facility delayed to Jan-2022 Higher costs impacted by energy ($9.9m) mainly in Spain ($7.7m), higher raw material costs ($1.6m), CO2 accrual ($5.8m) and bonus accrual ($1.6m). Partially offset by higher prices realized for out of spec material (+$7.1m) and pension plan adjustment in France (+$2.7m) Continued strong demand from the chemical sector, supported by improved consumer trends; caution in the aluminum sector due to concerns in operating cost driven by energy pricing in Europe 1,500 3,500 5,500 7,500 9,500 11,500 Silicon US CRU spot - import Silicon EU CRU spot (5.5.3) 53,321 47,884 51,215 54,912 61,275 67,322 61,713 63,681 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21

PRODUCT CATEGORY SNAPSHOT Silicon-Based Alloys 7 Volume trends Sequential quarters EBITDA evolution ($m) Index pricing trends ($/mt) Average realized selling price up 39.1%, predominantly supported by ferrosilicon and foundry – strong momentum in FeSi index pricing during Q4 Volumes increased by 7.5% due to continued strength in ferrosilicon and foundry products Higher costs primarily impacted by energy ($7.2m) mainly in Spain ($8.4m), higher raw materials ($4.1m), bonus accrual ($1.7m). Partially offset by impact of CO2 accrual (+$7.5m) and pension plan adjustment in France (+$1.2m) Despite some recent volatility, overall global steel sector fundamentals remain favourable as the industry recovers to pre-COVID production levels 60,932 39,479 42,449 57,351 61,604 65,222 55,863 60,078 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 500 1,500 2,500 3,500 4,500 5,500 Ferrosilicon US CRU spot - import Ferrosilicon EU CRU spot

PRODUCT CATEGORY SNAPSHOT Manganese-Based Alloys 8 Volume trends Sequential quarters EBITDA evolution ($m) Index pricing trends ($/mt) Average realized selling price up 9.3%, supported by higher prices and product mix Volume increased by 26.9% due to some seasonal spill-over from Q3 Costs adversely impacted by higher energy costs ($8.9m) mainly in Spain ($9.6m), lower fixed cost absorption due to curtailments in Spain ($1.6m), CO2 accrual ($7.2m) and inventory adjustments ($2.1m). Partially off-set by the benefit on energy costs from shifting production (+$4.5m) and positive contribution of product mix (+$2.3m) Sustained market recovery to pre-COVID levels supports stable near-term demand outlook 73,724 55,290 53,980 78,611 72,609 68,323 76,454 97,053 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 900 1,100 1,300 1,500 1,700 1,900 2,100 High-carbon ferromanganese EU CRU spot Silico-manganese EU CRU spot

STRATEGIC PLAN DELIVERED ABOVE TARGET DURING FIRST YEAR OF EXECUTION 9 Footprint Optimization ─ sale of Niagara facility in United States ─ rightsizing in Spain ─ final stage of France restructuring Centralized Procurement ─ new organization working well ─ ability to learn from data points across the plants ─ focus on operations initiatives (consumables, packing, parts, subcontracting, and strong impact in logistics) ─ Expansion around the raw-materials and energy categories Operational Improvement ─ ramp up in benefit based on learnings to date ─ new culture centered on knowledge sharing and continuous improvement Commercial Excellence ─ Continued implementation transformation program initiatives (i.e. target portfolio definition, account management, etc.) ─ increased collaboration with customers ─ Increased coordination with Operations and Finance EBITDA 2021 Target ($55M) Working Capital 2021 Target ($47M) Inventory reduction ─ target setting (min/max) ─ dynamic inventory dashboards to enhance management and reaction time ─ established supply chain processes and created new roles to optimize results ─ control process in external warehouse Accounts receivables ─ target setting ─ developed analytical tool to support better and faster decision making Progress to date 2021 target

II. Q4 Financial Update

INCOME STATEMENT SUMMARY Q4-21 vs. Q3-21 & fy 2021 vs. Fy 2020 11 Sales 33% up versus previous quarter driven by strong demand across all products Cost of sales as a % of sales has improved by 4%, as top-line growth more than offset higher energy and other cost Other operating income / expenses variance is primarily driven by the fair value of the CO2 accrual. Additionally, in the case of other operating expense has been partially offset by a decrease in advisors fees and the weakening of the euro vs. dollar in the quarter Staff cost in Q4 increased due an updated bonus accrual. Q3 includes a partial release of the restructuring provision $9.9 million Net finance expense in Q3 included the accounting impact of the refinancing cost of the prior Sr. Notes considered as debt extinguishment for $90.8 million Consolidated Income Statement ($'000) Q4-21 Q3-21 Q/Q FY-21 FY-20 Y/Y Sales 569,771 429,210 33% 1,778,908 1,144,434 55% Cost of sales (371,519) (295,273) (26%) (1,184,896) (835,486) (42%) Cost of sales % 65% 69% 79% 67% 73% 75% Other operating incomes 39,619 31,447 26% 110,085 33,627 227% Staff costs (72,068) (50,386) (43%) (280,917) (214,782) (31%) Other operating expense (79,770) (79,785) 0% (289,564) (132,059) (119%) Depreciation and amortization (24,549) (23,971) (2%) (97,328) (108,189) 10% Operating profit/(loss) before adjustments 61,484 11,242 447% 36,288 (112,455) 132% Others 3,376 18 18,856% 4,073 (71,895) 106% Operating profit/(loss) 64,860 11,260 476% 40,361 (184,350) 122% Net finance expense (12,445) (103,379) 88% (142,865) (66,791) (114%) FX differences & other gains/losses 9,874 (6,180) 260% (2,384) 28,721 (108%) Profit (loss) before tax 62,289 (98,299) 163% (104,888) (222,420) 53% Income tax 2,789 680 310% 4,562 (21,939) 121% Profit (loss) for the year from continuing operations 65,078 (97,619) 167% (100,326) (244,359) 59% Profit for the period from discontinued operations - - 0% - (5,399) 100% Profit (loss) 65,078 (97,619) 167% (100,326) (249,758) 60% Profit/(loss) attributable to non-controlling interest 1,242 1,023 21% 4,580 3,419 34% Profit (loss) attributable to the parent 66,320 (96,596) 169% (95.746) (246,339) 61% EBITDA 86,728 35,231 146% 137,689 (76,161) 281% Adjusted EBITDA 92,825 37,592 147% 186,575 32,510 474% Adjusted EBITDA % 16% 9% 10% 3%

ADJUSTED EBITDA Bridge Q4-21 vs Q3-21 ($m) 12 Average selling price across core products increased 19.2%: Silicon Metal (+19.3%), Silicon-based alloys (+39.1%) and Mn-based alloys (+9.3%) Volume across core products increased 13.8%: Silicon Metal (+3.2%), Si-based alloys (+7.5%) and Mn-based alloys (+26.9%) Costs were adversely impacted by higher energy prices increase $(26.0 m), especially in Spain $(25.9 m), higher raw materials prices $(5.7)million, and the CO2 accrual of $(5.5m). Partially offsetting these costs was the sale of by-products at significantly higher prices (+$3.1m), a positive impact from pension plan in France (+$3.9m), proceeds from the sale of the Niagara Falls facility (+$1.4 m) Overhead cost variance is driven by LTIP/bonus accruals $(8m) and audit related accruals amounting $(2m)

ADJUSTED EBITDA Bridge Full Year 2021 vs. 2020 ($m) 13 Average selling price across core products increased 28.2%: Silicon Metal (+12.4%), Silicon-based alloys (+35.8%), and Mn-based alloys (+46.0%) Volume across core products increased 21.2%: Silicon Metal (+22.5%), Si-based alloys (+21.3%), and Mn-based alloys (+20.2%) Costs were mainly adversely impacted by higher energy prices increase $111.2m, especially in Spain $90.6 million, higher raw materials prices $53.3 million, fixed cost increase due to Materials and logistics price rise $19.9 million and higher costs of the off-grade products $15.3 million Overhead cost variance is driven by LTIP/bonus accruals $(8m) and audit related accruals amounting $(2m) Non-recurring items in 2020 included the release of several accruals and provisions. The main ones relate to an R&D project in France (+$5 million), earn out provision (+$5.2 million), and Pension Fair Value adjustment ($6 million)

BALANCE SHEET SUMMARY 14 Unaudited Financial Statements Adjusted gross debt excludes bank borrowings on factoring program at Dec. 31, 2021 & Dec. 31, 2020, and on the A/R securitization at Sept. 30, 2020 Cash and restricted cash includes the following as at the respective period ends: ─ Jun. 30, 2021 – Unrestricted cash of $99.9 million, and current, non-current restricted cash and cash equivalents of $6.0 million ─ Sep. 30, 2021 - Unrestricted cash of $89.0 million, and current, non-current restricted cash and cash equivalents of $6.0 million ─ Dec. 31, 2021 - Unrestricted cash of $114.4 million, and current, non-current restricted cash and cash equivalents of $2.3 million 4. Net Leverage and Working Capital as % of sales based on annualized quarterly Adjusted EBITDA and sales respectively Balance sheet ($’000) Q4-211 Q3-211 Q4-201 Cash and Restricted Cash3 116,663 95,047 131,556 Total Assets 1,525,057 1,420,315 1,391,843 Adjusted Gross Debt2 507,711 499,270 472,699 Net Debt 391,047 404,227 341,143 Book Equity 335,068 281,910 421,060 Total Working Capital 464,870 395,867 339,015 Working capital as a % of sales4 20.4% 23.1% 26.5% Net Debt / Adjusted EBITDA4 1.05x 2.71x 10.41x Net Debt / Total Assets 25.6% 28.5% 24.5% Net Debt / Capital 53.9% 58.9% 44.8%

CASH FLOW SUMMARY 15 Simplified Cash Flows $’000 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 FY2021 EBITDA (630) (18,898) 31,943 35,231 86,728 135,004 Non-cash items 2,014 36,563 65 1,250 768 38,646 Changes in Working capital 3,320 668 (37,476) (71,518) (62,871) (171,197) Changes in Accounts Receivables (53,604) (41,692) (8,625) (27,683) (83,434) (161,434) Changes in Accounts Payable (4,667) 26,152 16,184 9,138 12,908 64,382 Changes in Inventory 71,754 11,446 (8,770) (51,835) (11,137) (60,296) CO2 and Others (10,163) 4,762 (36,265) (1,138) 18,792 (13,849) Less Cash Tax Payments (1,177) (57) (1,178) 359 (2,918) (3,794) Operating cash flow 3,527 18,276 (6,646) (34,677) 21,707 (1,341) Cash-flow from Investing Activities (14,207) (9,134) 908 (8,168) (7,458) (23,848) Cash-flow from Financing Activities (4,713) (56,243) 27,379 31,952 7,364 10,452 Bank Borrowings 169,571 127,690 149,945 159,861 221,587 659,083 Bank Payments (161,936) (157,464) (144,983) (158,118) (210,902) (671,467) Other amounts paid due to financing activities (9,444) (2,856) (3,157) (2,602) (2,617) (11,232) Payment of debt issuance costs (2,077) (6,598) (11,093) (26,060) 0 (43,751) Proceeds from equity issuance - - - 40,000 - 40,000 Proceeds from debt issuance - - 40,000 20,000 - 60,000 Interest Paid (827) (17,015) (3,333) (1,125) (704) (22,177) Net cash flow (15,393) (47,101) 21,641 (10,893) 21,613 (14,737) Total cash * (Beginning Bal.) 147,425 131,557 84,367 106,089 95,043 131,557 Exchange differences on cash and cash equivalents in foreign currencies (475) (90) 81 (153) 7 (157) Total cash * (Ending Bal.) 131,557 84,366 106,089 95,043 116,663 116,663 Free cash flow (1) (10,693) 9,142 (5,738) (42,845) 14,249 (25,188) (1) Free cash flow is calculated as operating cash flow plus investing cash flow Non-cash items primarily relates to the footprint optimization restructuring program

FINANCING UPDATE 16 SEPI Fund Loans (Spain) On February 15, the Spanish Fund for supporting strategic companies, on a proposal of Sociedad Estatal de Participaciones Industriales (“SEPI”), approved a loan of €34.5 million These loans are part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain in the wake of the COVID-19 pandemic Funding of the dual-tranche loan is expected around the end of the first quarter 2022

III. Trading Update

TRADING UPDATE 18 Estimated (unaudited) Adjusted EBITDA for January 2022 is approximately $74 million ─ portfolio of products benefited from a strong pricing environment in January, particularly with the reset of silicon metal contracts ─ continued uncertainties and cost pressures lingering from higher energy costs and inflationary impact across other inputs Emerging uncertainties stemming from the Russia-Ukraine conflict ─ Russia is a meaningful supplier to Ferroglobe (metcoke, anthracite, electrodes) ─ Russia/Ukraine are meaningful producers of silicon metal, ferroalloys and manganese-based alloys, exporting into our markets ─ Potential for supply chain disruptions Management continually tracks developments in the nascent conflict in Ukraine and is committed to actively managing our response to potential distributions to the business, but can provide no assurance that the conflict in Ukraine or other ongoing headwinds will not have a material adverse effect on our business, operations and financial results. Note: Investors should also consider the risk factors and other disclosures in our annual reports on Form 20-F and other filings with the US Securities and Exchange Commission

Q&A

IV. Appendix ─ Supplemental Information

APPENDIX Quarterly sales and Adjusted EBITDA 21 Note: The amounts for prior periods have been restated to show the results of the Company’s Spanish hydroelectric plants within (Loss) profit for the period from discontinued operations and therefore these results are also excluded from adjusted EBITDA Adjusted EBITDA Quarterly Sales $ millions Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Silicon Metal 118 106 115 124 140 158 152 187 Silicon Alloys 90 61 65 88 104 119 111 166 Mn Alloys 72 60 55 81 85 97 121 167 Other Business 31 23 28 28 33 45 43 50 Total Revenue 311 250 263 321 361 419 429 570 (18) 22 22 06 22 34 38 93 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21

APPENDIX Adjusted Gross And Net Debt Evolution 22 Adjusted gross debt increased by $9 million due to the accrual of the Super Senior Notes and reinstated Senior Notes coupon Net debt has decreased by $13 million driven by $21.6 million of cash generated during Q4 456 419 464 499 508 324 334 358 404 391 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 Adjusted Gross Debt Net Debt

23 ($’000) Current Non-current Total balance sheet Less operating leases (1) Less LBP Factoring(2) Adjusted. gross debt Bank borrowings 95,297 3,670 98,967 - (93,090) 5,877 Lease liabilities 8,390 9,968 18,358 (17,751) - 607 Debt instruments 35,359 404,938 440,297 - - 440,297 Other financial liabilities 24,087 36,843 60,930 - - 60,930 Total 163,133 455,419 618,552 (17,751) (93,090) 507,711 Notes: Operating leases are excluded for comparison purposes and to align to the balance sheet prior to IFRS16 adoption LBP Factoring excluded for comparison purposes Other bank loans relates to COVID-19 funding received in France with a supported guarantee from the French Government Other government loans include primarily COVID-19 funding received in Canada from the Government for $3.0 million The nominal value of the reinstated notes totaled $345 million ($´000) Adj. Gross debt Bank borrowings: PGE (3) 5,877 5,877 Finance leases: Other finance leases 607 607 Debt instruments: Reinstated Senior Notes 351,520 Stub Notes 4,942 Super Senior Notes 60,000 Debt issuance costs (6,550) Accrued coupon interest 30,385 440,297 Other financial liabilities: Reindus loan 55,732 Canada and other loans (4) 5,198 60,930 Total 507,711 APPENDIX Adjusted Gross Debt (Dec. 31, 2021)

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